Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 21, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Media Release
Swisscom files with CONSOB the offer document related to the tender offer on Fastweb
On 12 March 2007, Swisscom announced its intention to acquire the Italian company Fastweb. Today, Swisscom has filed the offer document to CONSOB (Italian authority responsible for regulating the Italian securities market) for its approval. Swisscom expects the offer period will start in the first half of April and will end in mid-May.
The bid price is equal to EUR 47 a share and assumes that any dividend, which could be decided upon by Fastweb’s General Meeting on 22/23 March, will only be paid out after the closing of the tender offer.
The bid is intended for 100% of shares. Swisscom already owns 1.74% of Fastweb’s shares.
The maximum price payable is therefore equal to EUR 3.7 billion and is being financed by bank loans from a consortium of top-ranking international banks, which entered into a facility agreement to finance the offer.
As a strategic partner with a long-term focus, Swisscom is investing in Fastweb with the clear objective of building on the company’s present competitive edge and technological dominance and of extending the company’s product range. All Swisscom and Fastweb shareholders, customers and staff will benefit from the planned acquisition.
Berne, 20 March 2007

Commissione Nazionale per le Società e la Borsa — CONSOB — Ufficio OPA

Facsimile: 0039 068477519

To the kind attention of Mrs. Mazzarella and Mrs. Carbone
Borsa Italiana — Ufficio Informativa Societaria

Facsimile: 0039 0272004666

To the kind attention of Mrs. Gasperi
Ansa

Facsimile: 0039 02 760875 01
Reuters

Facsimile: 0039 02 801149
Fastweb S.p.A.

Facsimile: 0039 02 454011345

To the kind attention of Mr. Parisi
Berne, March 20, 2007
Re:	Notice pursuant to article 37 of CONSOB Regulation as adopted through Resolution no. 11971 of May 14, 1999 as further amended
This is to give notice that SWISSCOM Italia S.r.l. (the “Offeror”), a company indirectly controlled by its ultimate parent company SWISSCOM AG (“SWISSCOM”), intends to launch a voluntary public tender offer (the “Offer”) for 100% of the share capital of FASTWEB S.p.A. (“FASTWEB” or the “Issuer”), except for 1,380,000 ordinary shares (equal to approximately 1.74% of the Issuer’s share capital) currently owned by SWISSCOM Finance Ltd, an affiliated company of the SWISSCOM group, having its registered office in Jersey (UK) (“SWISSCOM Finance”), pursuant to paragraph 37 of the CONSOB Regulation no. 11971 of May 14, 1999, as further amended and integrated (the “CONSOB Regulation”).
On March 12 and 20, 2007, SWISSCOM entered into agreements with the main shareholder of the Issuer, SMS Finance SA (the “Main Shareholder”), which was represented by Mr. Silvio Scaglia in his capacity as the main shareholder of SMS Finance SA, who as of that date owned approximately 18.7% of the Issuer’s share capital (the “Participation”), pursuant to which the Main Shareholder undertook the irrevocable obligation to accept the Offer (the “Irrevocable Undertaking”).
Pursuant to the terms and conditions agreed by the parties in the Irrevocable Undertaking, the Main Shareholder irrevocably agreed to tender the Participation in the Offer, within three days from the beginning of the acceptance period for the Offer.
The commitment from the Main Shareholder, as expressed in the Irrevocable Undertaking, is contingent upon the following conditions:
(i)	that the price per share offered by the Offeror under the Offer is equal to or higher than Euro 47.00 per share, in cash;

(ii)	that the settlement date of the Offer falls no later than September 30, 2007, provided that, in case a competing offer is launched, such date can be postponed by the Offeror to the extent necessary to fall on the final settlement date of any competing offer;

(iii)	that no competing public tender offer is launched by a third party bidder for the Issuer at a price per share higher than the Offer Price and provided that the Offer Price is not increased as to exceed such competing offer.
In addition, in order to comply with the terms included in the Irrevocable Undertaking, the Main Shareholder agreed until the end of the acceptance period (“Closing Date”) not to take any action which might hinder the success of the Offer.
Summarized below are the main terms and conditions of the Offer.
1.	Offeror
The Offeror is a limited liability company having its registered office in Rome, Via delle Quattro Fontane no. 20 and which was registered with the Register of Enterprises of Rome on March 15, 2007 with number 09412871007.
As of the date hereof, the share capital of the Offeror amounts to Euro 100,000.00, it is fully subscribed and paid in and it is represented by a sole quota owned by the sole quota-holder SWISSCOM Belgium NV.
The Offeror is: (i) directly and wholly controlled by SWISSCOM Belgium NV, a company incorporated under the laws of Belgium, having its registered office in Brussels (Belgium) and (ii) indirectly controlled by SWISSCOM Fixnet AG, a company incorporated under the laws of Switzerland, having its registered office in Ittigen (Canton of Berne, Switzerland) and (iii) by SWISSCOM, a company incorporated under the laws of Switzerland, having its registered office in Ittigen (Canton of Berne, Switzerland), whose shares are listed on two stock exchanges: (a) the “EU compatible” segment of the SWX Swiss Exchange in Zurich; and (b) the New York Stock Exchange.
2.	Issuer
The Issuer is a company limited by shares having its registered office in Milan, Via Caracciolo 51, and was registered on July 29, 1999 with the Register of Enterprises of Milan, with number 12878470157.
As of the date hereof, the issued and paid-in share capital is equal to Euro 41,344,209, comprising 79,508,095 ordinary shares having a nominal value of Euro 0.52 each.
The Issuer’s shares have been listed since March 2000 on the MTAX Market (f/k/a Nuovo Mercato), which is organized and managed by Borsa Italiana S.p.A. and, since June 2003, the Issuer has been included in the Index S&P/MIB 40, which includes the 40 main companies listed on the Italian Stock Exchange.

3.	Main features of the Offer
The Offer is a voluntary public tender offer for 78,128,095 ordinary shares of the Issuer, representing 98.26% of its share capital, made by the Offeror pursuant to articles 102 and 106, paragraph 4 of TUF and to the implementation provisions set forth by CONSOB Regulation.
The effectiveness of the Offer is subject to the following conditions:
(a)	that the total number of FASTWEB ordinary shares tendered allows the Offeror to hold, directly or indirectly, including the shares which have been acquired by SWISSCOM Finance (see section 4 below), between March 1, 2007 and March 5, 2007, a participation of at least 50% plus one share of the Issuer’s share capital;

(b)	the unconditional approval by the European Commission, which must be obtained by the Closing Date, with respect to the acquisition of the control of the FASTWEB Group by the Offeror;

(c)	the unconditional approval by the National Swiss Authority on Competition (Swiss Competition Commission), which must be obtained by the Closing Date, with respect to the acquisition of the control of the FASTWEB Group by the Offeror;

(d)	that no agreements or operations which would hinder the Offer, even if such agreements or operations have been approved in accordance with article 104 of TUF, have been executed prior to the Closing Date;

(e)	that no mergers, spin-offs, capital increases or other transactions reserved for the approval of the extraordinary shareholders’ meeting or other corporate bodies, that may jeopardize the Offer, have been executed prior to the Closing Date;

(f)	that there are no material adverse changes in the national or international market conditions (including in such definition any material adverse changes or proposals of changes officially issued by the Italian Parliament or Government to the relevant existing regulatory framework);

(g)	the Main Shareholder actually tendering, by the third calendar day from the beginning of the acceptance period to the Offer, his entire participation as of the date of the Irrevocable Undertaking.
In case the condition set forth by (a) above is not satisfied, the Offeror reserves the right to waive this condition and can proceed to purchase a lower number of FASTWEB shares.
The conditions set forth by (b) and (c) above cannot be waived; however, should the approval of the relevant competition authorities be contingent upon the Offeror adhering to certain conditions, the Offeror reserves the right to determine whether or not it will comply with such conditions.
The Offeror may waive or modify, at any time and according to its discretion, in whole or in part, pursuant to the provisions of law set forth by article 43 of the CONSOB Regulation, each of the conditions set forth by (b), (c), (d), (e), (f), and (g) above.
In case the above conditions are not met and, therefore, the Offer is not effective, the shares of FASTWEB will be released within two business days from the above mentioned communication, and will return to those who accepted the Offer without any costs.
4.	Financial instruments subject to the Offer
Between March 1, 2007 and March 5, 2007, SWISSCOM Finance has acquired 1,380,000 ordinary shares of the Issuer on the market, corresponding to approximately 1.74% of the Issuer’s share capital, at an average price of Euro 39.91 per share. Accordingly, these FASTWEB shares are not included within the shares subject to the Offer.

The Offer is launched for 78,128,095 ordinary shares of the Issuer, having a nominal value of Euro 0.52 each (collectively, the “Shares” and individually the “Share”), corresponding to 98.26% of the Issuer’s share capital.
The price offered by the Offeror for each FASTWEB share that will be tendered to the Offer is Euro 47.00, calculated pursuant to the provisions described in section 5 below and to be paid in cash according to the terms indicated in section 6 below.
5.	Offer Price
The price that will be paid by the Offeror for each Share is equal to Euro 47.00 (the “Offer Price”) and will be entirely paid in cash on the Payment Date (as defined under section 6 below).
The Offer Price assumes that, as currently expected, the payment of the extraordinary dividend (of approximately Euro 300,000,000), which should be approved by the general meeting of FASTWEB on March 22/23, 2007 (in first and second call, respectively), will take place after the Closing Date. In case the payment of the extraordinary dividend takes place before the Closing Date, the Offer Price will be reduced by an amount equal to the amount paid to the FASTWEB shareholders as a dividend.
The maximum price payable for the Offer, if all 78,128,095 shares, which are subject to the Offer and represent 98.26% of the Issuer’s ordinary share capital, are tendered to the Offer, is equal to Euro 3,672,020,465.
The Offer Price is net of stamp duty, if due. Costs, fees and commissions will be borne exclusively by the Offeror, while capital gains tax, where due, will be payable by the tendering shareholders.
The Offer Price has been determined to provide FASTWEB’s shareholders approximately a 27% premium over the weighted average share price of the last 12 months prior to the date of the announcement of SWISSCOM’s intention to acquire the control of FASTWEB, taking into account also the premium paid in previous Italian public tender offers.
In determining the Offer Price, the Offeror also took into account the valuation using the Discounted Cash Flow (“DCF”) approach and the brokers’ target prices for the Issuer.
6.	Method of payment of the Offer Price
The payment of the Offer Price for the Shares will be made in cash on the date ownership is transferred, which is the fifth business day following the Closing Date (the “Payment Date”).
Until the Payment Date, the accepting shareholders may exercise their economic rights (i.e., the right to receive dividends) and non-economic rights (i.e., the voting right) associated with the ownership of their FASTWEB shares, except for the provision above with respect to the payment of the extraordinary dividend. However, accepting shareholders may not transfer their Shares, either in whole or in part, nor may they dispose of or establish constraints of any type on these Shares, except for the possibility of accepting competing offers, or a higher offer from the Offeror in response to any competing offers, launched in accordance with article 44 of the CONSOB Regulation. Interest will not be paid on the Offer Price for the Shares.
The Shares will be transferred to the Offeror on the Payment Date.
The Offer Price will be paid in cash by the Offeror through the Depositary Intermediaries (as defined under paragraph 7 below) appointed by the appointed intermediaries (the “Appointed Intermediaries”), to coordinate the collection of Shares tendered into the Offer.
The Offeror’s obligation to pay the Offer Price will be deemed fulfilled once the Offer Price has been paid to the Appointed Intermediaries. Accepting shareholders will bear the risk that the Appointed Intermediaries or the Depository Intermediaries (as defined under paragraph 7 below) do not transfer the Offer Price, or delay its transfer, to the accepting shareholders.

7.	Methods and terms for accepting the Offer
The acceptance period will be agreed with Borsa Italiana S.p.A., pursuant to applicable provisions of law. The Offeror currently expects that this period will start at the beginning of April and end around the middle of May 2007.
Acceptance by shareholders (or their duly authorized representative) is irrevocable (apart from the provision set forth by article 44, paragraph 8, of the CONSOB Regulation which provides for the revocability of the acceptances following the publication of a competitive offer or of a higher bid). Therefore, after acceptance, it will not be possible to transfer the Shares, either in whole or in part, for the remainder of the acceptance period.
The acceptance of the Offer shall be carried out by completing and signing an acceptance form and delivering the Shares to the Appointed Intermediaries no later than the Closing Date.
The Shares tendered in the Offer shall be free from any encumbrances and be freely transferable to the Offeror.
Shareholders, who are in possession of their shares, wishing to accept the Offer may also deliver the acceptance form and deposit the Shares with an authorized intermediary (such as banks, brokerage firms, other investment companies and stockbrokers) (the “Depositary Intermediaries”), provided that the ad-hoc acceptance form is submitted in advance to allow each Depository Intermediary to deliver and deposit the Shares with the Appointed Intermediaries no later than the Closing Date.
The Offeror reserves the right to modify the terms of the Offer pursuant to the requirements of article 43, paragraph 1 of CONSOB Regulation, giving disclosure of the requirements set forth in article 37 of the same CONSOB Regulation and through publication in a national daily newspaper, up to three business days prior to the Closing Date.
8.	Financing of the Offer and cash confirmation
The maximum price payable for the Offer is Euro 3,672,020,465 (the “Maximum Amount”), which will be financed pursuant to a facility agreement entered into on March 20, 2007, among, inter alias, SWISSCOM and the following banks: Credit Suisse, Barclays Bank PLC, BNP Paribas S.A., Citibank N.A., London Branch, JPMorgan Chase Bank N.A., Société Générale and UBS AG, London Branch (collectively, the “Issuing Banks”).
Pursuant to article 37 of the CONSOB Regulation, on March 20, 2007, the Issuing Banks issued a letter of undertaking (the “Letter of Undertaking”) whereby the same Issuing Banks have irrevocably undertaken to issue, in the interest of the Offeror, not later than the beginning of the Acceptance Period, following the approval (nulla osta) by CONSOB for the publication of the Offer Document, and on the assumption that no material changes to the conditions precedent to the Offer, as indicated under section 3 above, occur before the approval (nulla osta) by CONSOB and the Offer Price per Share is not higher than Euro 47, a cash confirmation providing, within the limits set out below, the joint undertaking of the Issuing Banks to make available to the Offeror, through an agent appointed for the payment (the “Paying Agent”), an amount equal to the Maximum Amount.
The cash confirmation will provide the irrevocable undertaking of the Issuing Banks, to make severally and pro-quota available to the Offeror, through the Paying Agent, as of the Payment Date, an amount equal to the Maximum Amount, and shall be effective once the conditions set forth under section 3 above are met.
9.	Declaration of the Offeror in relation to the residual tender offer and possible squeeze out
Pursuant to the provisions set forth in articles 41, second paragraph, letter b) and 42, second paragraph, of CONSOB Regulation, should the Offeror come to hold a participation exceeding 90% of the Issuer’s share capital, but not higher than 98%, the Offeror will not re-establish the free float but will launch a residual offer pursuant to article 108 of TUF (the “Residual Offer”) in order to obtain the de-listing of the shares listed on the MTAX Market (f/k/a Nuovo Mercato), which is organized and managed by Borsa Italiana S.p.A.
In case of a Residual Offer, the price will be determined by CONSOB pursuant to article 108 of TUF, in accordance with the provisions set forth under article 50, third paragraph of the CONSOB Regulation. To determine the price, CONSOB will take into account, inter alia, the price of the Offer, the average weighted market price of the Issuer’s shares over the last six months, the Issuer’s shareholders’ equity adjusted to a current value basis and, finally, the Issuers earnings, results and prospects.
In particular, if, in the context of the Offer, at least 70% of the Shares are tendered, CONSOB shall determine the price of the Residual Offer, in accordance with article 50, fifth paragraph of the CONSOB Regulation, to be equal to the Offer Price, unless there are specific reasons that make CONSOB consider it necessary to apply article 50, paragraph three.
After the Residual Offer, if any, Borsa Italiana, pursuant to article 2.5.1, sixth paragraph, of the Regulation of the Markets organized and managed by Borsa Italiana, shall provide for the de-listing of the FASTWEB Shares from the MTAX Market, with effect starting from the first business day after the last day of payment of the Residual Offer’s consideration.
Pursuant to the provisions set forth in articles 41, second paragraph, letter b) and article 42, second paragraph, of CONSOB Regulation, in the event that the Offeror comes to hold a participation exceeding 98% of the Issuer’s share capital, the Offeror will exercise the right to acquire the residual shares of FASTWEB, pursuant to article 111 of TUF. Pursuant to article 111 of TUF, the price will be determined by an expert appointed by the President of the Court of Milan, taking into account the Offer price and the market price of FASTWEB shares during the last six months.
10.	Reasons for the Offer and future plans
In general terms, the acquisition of the Issuer by the Offeror represents a strong strategic and financial rationale where both SWISSCOM and FASTWEB have significant competencies to offer each other.
The Offeror aims to continue and support the growth strategy developed and communicated to the market by the Issuer in order to maintain and further develop its position as one of the leading broadband companies in Italy. The Offeror aims to support the Issuer in the broadband market share growth in Italy, reach extension with appropriate technology and product convergence as communicated in the Issuer’s presentation of its full-year 2006 results on February 19, 2007.
In particular, the Offeror will actively contribute to the Issuer’s plans of extending its business activities into the mobile space through the introduction of a mobile virtual network operator.
The Offeror, therefore, will support the Issuer’s investment strategy for 2007 and 2008, contingent upon the Issuer’s cash flow generation, through keeping a strong focus in pursuing all technological and market opportunities that will arise in the future.
The Issuer has a successful track record in terms of market positioning and financial performance. Thus, the Offeror supports the Issuer’s further growth strategy and does not plan any major restructuring or reorganization of the Issuer. Therefore, it is the intention of the Offeror to keep in place the current top management of FASTWEB.
In order to realize mutual synergies, top-line upsides and seamless knowledge transfer, the Offeror plans to propose mutual exchange programs between its Swiss staff and the Issuer’s staff at middle management level and among technical experts. This will take place through a selected number of transfers between the two countries. Scale and procedures related to this program will be defined jointly after successful completion of the Offer. Furthermore, the Offeror will leverage synergy potentials in the areas of research and product development. While this will yield competitive advantages through higher scale effects on the purchasing side and enhance innovation on the product side, the impact on staff and organizational structure is limited.
11.	Markets on which the Offer is made
The Offer is being made on the same terms and conditions to all shareholders of the Issuer and is made exclusively on the MTAX Market (f/k/a Nuovo Mercato), which is organized and managed by Borsa Italiana S.p.A, the only market where the Issuers ordinary shares are traded.
The Offer is not, and will not be, made, directly or indirectly, in or into Japan, Canada or Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. It is the sole responsibility of the addressees of this Offer to comply with such laws and regulations. Shareholders should inform themselves of and observe any such laws and regulations. The Offeror is not responsible for the shareholders’ failure to comply with any such laws and regulations and the Offeror shall have no obligation to accept any tenders made directly or indirectly in or from any of the foregoing jurisdictions.
The Offer will be made in the United States pursuant to Section 14(e) and Regulation 14E under the U.S. Exchange Act and otherwise in accordance with the requirements of Italian law. Accordingly, the Offer will be subject to disclosure and other procedural requirements provided by Italian applicable laws and regulations, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments of the Offer that, therefore, are different from those applicable under U.S. domestic tender offer procedures and law.
The Offer, made also in the United States, will be launched by the publication of an English translation of the Offer Document, at identical terms and conditions to the Offer made in Italy, including the same acceptance period and Offer Price.
12.	Authorization
The Offer is subject to the authorizations as provided under section 3 letters b) and c) above.
SWISSCOM Italia S.r.l.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 21, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law